Filed pursuant to Rule 424(b)(7)

SEC File No. 333-183676

PROSPECTUS SUPPLEMENT NO. 18

(To Prospectus dated August 31, 2012)

95,108 Shares

BioMed Realty Trust, Inc.

Common Stock

Issuable upon Exchange of BioMed Realty, L.P. 3.75% Exchangeable Senior Notes due 2030

This prospectus supplement no. 18 supplements and amends the prospectus dated August 31, 2012, relating to the resale from time to time by certain selling stockholders of shares of our common stock that may be issued upon the exchange of BioMed Realty, L.P.’s 3.75% Exchangeable Senior Notes due 2030.

You should read this prospectus supplement no. 18 in conjunction with the prospectus. This prospectus supplement no. 18 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 18 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 18 supersedes information contained in the prospectus.

Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to the prospectus and any accompanying prospectus supplement any or all of the shares of our common stock which we may issue upon the exchange of the notes.

The following table sets forth information, as of February 25, 2015, with respect to the selling stockholders and the number of shares of our common stock that would become beneficially owned by each stockholder should we issue our common stock to such selling stockholder that may be offered pursuant to this prospectus upon the exchange of the notes. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of our common stock which we may issue upon the exchange of the notes. Because the selling stockholders may offer all or some portion of such shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of our common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

The number of shares of our common stock issuable upon the exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at an assumed exchange rate of 66.0938 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This exchange rate is subject to adjustment in certain events. Accordingly, the number of shares of our common stock issued upon the exchange of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the common stock that we may issue to them upon the exchange of the notes.

Based upon information provided by the selling stockholders, none of the selling stockholders identified below nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years.

To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act of 1933, as amended.

Name	Number of Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to The Offering(1)	Number of Shares Offered Hereby	Number of Shares Beneficially Owned After the Offering(2)	Percentage of Shares Beneficially Owned After the Offering(1)(2)

Deutsche Bank AG(3)	29,015	*	29,015	—	*
Ontario Teachers’ Pension Plan Board(4)	66,093	*	66,093	—	*
Total	95,108	*	95,108	—	*

*	Less than 1%.

(1)	Based on a total of 203,712,440 shares of our common stock outstanding as of February 25, 2015.

(2)	Assumes the selling stockholder sells all of its shares of our common stock offered pursuant to this prospectus.

(3)	Deutsche Bank AG is a publicly-traded entity.

(4)	The President and Chief Executive Officer of Ontario Teachers’ Pension Plan Board (“OTPP”) has delegated to each of Wayne Kozun, Jason Chang, Bernard Grzinic and Xiao (Ted) Guo, each of OTPP, the authority to implement disposition decisions with respect to securities held by OTPP; however, such decisions must be made within the internal investment policies, trade authorization and execution policies and portfolio guidelines of the fixed income group of OTPP. Voting decisions are made by personnel within the public equities group of OTPP in accordance with internal proxy voting guidelines. As such, each of such persons expressly disclaims beneficial ownership of such securities.

You should consider the risks that we have described in “Risk Factors” beginning on page 1 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement no. 18. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 18 is February 25, 2015.

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